February 12, 2020

The Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Daniel Morris and/or Erin Jaskot, Branch Chief

Re:  Galaxy Next Generation, Inc.

        Registrant Statement on Form S-1

        Filed January 13, 2020

        File No. 333-235905

Dear Mr. Morris and Ms. Jaskot,

Thank you for your February 5, 2020 letter (“Comment Letter”) containing the comments of the staff of the U.S. Securities and Exchange Commission (“SEC”) relating to the Registrant Statement on Form S-1 for Galaxy Next Generation, Inc. (“Galaxy”), which was filed on January 13, 2020. The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter. Your comment is set forth in bold, followed by Galaxy’s response to such comment.

1. Please amend your filing to provide financial statements that present two years of audited historical information to comply with Rule 8-02 of Regulation S-X. In this regard, we note that the three-months ended June 30, 2018 do not appear to meet the definition of a one-year period under Rule 3-06 of Regulation S-X.

On June 22, 2018, Galaxy consummated a reverse triangular merger whereby Galaxy, the accounting acquirer and legal acquiree because it gained control of, merged with and into FullCircle Registry, Inc. (“FullCircle”), the accounting acquiree, legal acquirer and a public registrant. Previously, Galaxy was a private company with a March 31 fiscal year-end. Simultaneously with this transaction, Galaxy changed it fiscal year-end from March 31 to June 30.

In accordance with FASB ASC 805-40-45-1 and the SEC’s Financial Reporting Manual paragraph 12210.1, consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal acquirer (accounting acquiree) but are a continuation of the financial statements for the legal acquiree (accounting acquirer), with one exception. The accounting acquirer’s legal capital is retroactively adjusted to reflect the legal capital of the accounting acquiree. Thus, the pre-acquisition financial positions, operating results and cash flows, including for the comparative financial statements presented, represent those of Galaxy only, except for, the Galaxy capital accounts have been adjusted to the equivalent FullCircle legal capital structure.

Rule 3-06 of Regulation S-X does state that the filing of financial statements covering a period of nine to twelve months satisfies the requirement for filing financial statements covering a one-year period where the issuer has changed its fiscal year-end. However, the SEC’s Financial Reporting Manual Topic 12, paragraph 12220.2c also states “S-X 3-06 that permits the filing of financial statements of an acquired business for nine to twelve months to satisfy one year would not apply to the financial statements of the accounting acquirer/legal acquiree in a reverse acquisition. The financial statements of the accounting acquirer are deemed to be predecessor financial statements, which should be filed for the periods required by S-X 3-01 through 3-04.” As a result of the aforementioned guidance, Galaxy’s new fiscal year-end of June 30, 2018 only consisted of three months then ended given that the immediately preceding, calendar quarter-end of March 31, 2018, also represented its previous fiscal year-end.

Therefore, Galaxy believes it is compliant with Rules 8-02, and Rules 3-01 through 3-04 of Regulation S-X. It is Galaxy’s position that due to the reasons previously stated, no amendment is deemed necessary to include the nine or twelve month periods within the financial statements; however, Galaxy believes adding the comparative period table of operating results and cash flows in a footnote, for the twelve months ended June 30, 2018, would provide appropriate disclosure and bridge the gap for investors looking for the related comparison. As a result, Galaxy will amend Form S-1, and also voluntarily amend the 2019 Form 10-K for the same reasons, to include these additional disclosures.

Please contact the undersigned at (706) 391-5030 if you have any questions regarding the foregoing.

Respectfully,

/s/ Magen McGahee

Chief Financial Officer

Galaxy Next Generation, Inc.